EXHIBIT 12.1

ENTERPRISE PRODUCTS PARTNERS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		For the Nine Months Ended September 30, 2015	For the Year Ended December 31,
			2014	2013	2012	2011	2010
Consolidated income		$1,864.9	$2,833.5	$2,607.1	$2,428.0	$2,088.3	$1,383.7
Add:	Provision for (benefit from) taxes	4.4	23.1	57.5	(17.2)	27.2	26.1
Less:	Equity in earnings from unconsolidated affiliates	(302.5)	(259.5)	(167.3)	(64.3)	(46.4)	(62.0)
Consolidated pre-tax income before equity in earnings from unconsolidated affiliates		1,566.8	2,597.1	2,497.3	2,346.5	2,069.1	1,347.8
Add:	Fixed charges	854.3	1,030.3	964.7	920.3	879.5	813.4
Amortization of capitalized interest		19.6	25.1	22.8	20.3	17.5	16.8
Distributed income of equity investees		362.4	375.1	251.6	116.7	156.4	191.9
Subtotal		2,803.1	4,027.6	3,736.4	3,403.8	3,122.5	2,369.9
Less:	Capitalized interest	(105.6)	(77.9)	(133.0)	(116.8)	(106.7)	(47.2)
Net income attributable to noncontrolling interests		(28.5)	(46.1)	(10.2)	(8.1)	(20.5)	(25.5)
Total earnings		$2,669.0	$3,903.6	$3,593.2	$3,278.9	$2,995.3	$2,297.2
Fixed charges:
Interest expense		$723.2	$921.0	$802.5	$771.8	$744.1	$741.9
Capitalized interest		105.6	77.9	133.0	116.8	106.7	47.2
Interest portion of rental expense		25.5	31.4	29.2	31.7	28.7	24.3
Total		$854.3	$1,030.3	$964.7	$920.3	$879.5	$813.4
Ratio of earnings to fixed charges		3.1x	3.8x	3.7x	3.6x	3.4x	2.8x

These computations take into account our consolidated operations and the distributed income from our equity method investees.  For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:

Add the following, as applicable:

•	consolidated pre-tax income from continuing operations before adjustment for income or loss from equity investees;
•	fixed charges;
•	amortization of capitalized interest;
•	distributed income of equity investees; and
•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

From the subtotal of the added items, subtract the following, as applicable:

•	interest capitalized;
•	preference security dividend requirements of consolidated subsidiaries; and
•	the noncontrolling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

The term “fixed charges” means the sum of the following:  interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries.